SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WILLIAMS PIPELINE PARTNERS L.P.
(Name of Subject Company)
Williams Pipeline Partners L.P.
(Name of Person Filing Statement)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
96950K103
(CUSIP Number of Class of Securities)
La Fleur C. Browne
Corporate Secretary
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Williams Pipeline Partners L.P. Declares Per Unit Cash Distribution of 33.5 Cents
for Fourth-Quarter 2009
     TULSA, Okla., Jan. 25 – Williams Pipeline Partners L.P. (NYSE: WMZ) announced today that the regular quarterly cash distribution its unitholders receive for fourth-quarter 2009 will be $0.335 per unit.
     The board of directors of the partnership’s general partner has approved the quarterly cash distribution, which is payable on Feb. 12, 2010, to unitholders of record at the close of business on Feb. 5.
Fourth-Quarter Financial Results
     Williams Pipeline Partners plans to report its year-end 2009 financial results before the market opens on Thursday, Feb. 18. However, management has cancelled the live webcast and conference call that was previously scheduled for 12 p.m. EST on the same day.
     The webcast and conference call is being cancelled because of the pending strategic restructuring jointly announced by Williams (NYSE: WMB) and Williams Partners L.P. (NYSE: WPZ) on Jan. 19. As part of the restructuring, Williams Partners announced it intends to launch an exchange offer for the publicly held units of Williams Pipeline Partners.
     Williams Partners will offer a fixed exchange ratio of 0.7584 of its common units for each Williams Pipeline Partners common unit. The ratio is based on Friday, Jan. 15 closing prices on the New York Stock Exchange of $23.35 for Williams Pipeline Partners and $30.79 for Williams Partners.
     The exact timing of the launch will be based upon the filing of necessary offering documents with the Securities and Exchange Commission and upon market conditions. The terms of the exchange offer will be fully described in those documents.
About Williams Pipeline Partners L.P. (NYSE: WMZ)
Williams Pipeline Partners is a publicly traded master limited partnership that owns and operates natural gas transportation and storage assets. The general partner of Williams Pipeline Partners is Williams Pipeline GP LLC, which is a wholly owned subsidiary of Williams (NYSE: WMB). For more information, please visit www.williamspipelinepartners.com. Go to http://www.b2i.us/irpass.asp?BzID=1589&to=ea&s=0 to join our e-mail list.

Contact:	Jeff Pounds
Williams (media relations)
(918) 573-3332

Richard George
Williams (investor relations)
(918) 573-3679
This press release may include “forward-looking statements” as defined by federal law. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Partnership based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Additional information about issues that could lead to material changes in performance is contained in the Partnership’s Form S-1 filed with the Securities and Exchange Commission.
Important Information
The exchange offer proposed by Williams Partners L.P. (“WPZ”) referred to in this document has not commenced. If and when commenced, Williams Pipeline Partners L.P. (“WMZ”) will file with the Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9. WMZ unit holders are advised to read WMZ’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is available because it will contain important information. Shareholders may obtain, free of charge, a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by WMZ with the SEC at the SEC’s website at http://www.sec.gov or by directing a request to: Williams Pipeline Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.